Exhibit 99.2

For immediate release
10th July 2003


Allied Domecq PLC
Replacement / renewal of bank facilities

Allied Domecq PLC announces that it has today signed a new (pound)1.1 billion 5-year committed banking facility, which has been syndicated among a group of 17 relationship banks.

This new facility will replace an existing (pound)1 billion facility, which was arranged in 1999 and was due to mature in May 2004.

Contacts:            Robert K. Williams - Group Treasurer 0117 978 8283
                     Peter Durman - Director of Investor Relations 0117 978 5753